UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

August 01, 2018

Barclays PLC and
Barclays Bank PLC
(Names of Registrants)

1 Churchill Place
London E14 5HP
England
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F x Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No x

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Report is a joint Report on Form 6-K filed by Barclays PLC and Barclays
Bank PLC. All of the issued ordinary share capital of Barclays Bank PLC is owned by Barclays PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to
General Instruction B to the General Instructions to Form 6-K.

EXHIBIT INDEX

FOR BATCHES:

Exhibit No. 1	Total Voting Rights dated 02 July 2018
Exhibit No. 2	Director/PDMR Shareholding dated 09 July 2018
Exhibit No. 3	Barclays full deconsolidation of Barclays Africa dated 20 July 2018
Exhibit No. 4	Block listing Interim Review dated 24 July 2018

__________________________________________________________________________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BARCLAYS PLC
(Registrant)

Date: August 01, 2018

By: /s/ Garth Wright --------------------------------
Garth Wright
Assistant Secretary

BARCLAYS BANK PLC
(Registrant)

Date: August 01, 2018

By: /s/ Garth Wright --------------------------------
Garth Wright
Assistant Secretary

Exhibit No. 1

Barclays PLC - Total Voting Rights

In accordance with the Financial Conduct Authority's (FCA) Disclosure Guidance and Transparency Rule 5.6.1R, Barclays PLC notifies the market that as of 30 June 2018, Barclays PLC's issued share capital consists of 17,110,048,673 Ordinary shares with voting rights.

There are no ordinary shares held in Treasury.

The above figure (17,110,048,673) may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, Barclays PLC under the FCA's Disclosure Guidance and Transparency Rules.

- Ends -

For further information, please contact:

Investor Relations	Media Relations
Lisa Bartrip	Tom Hoskin
+44 (0) 20 7773 0708	+44 (0) 20 7116 6927

Exhibit No. 2

9 July 2018

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Laura Padovani
2	Reason for the notification
a)	Position/status	Group Chief Compliance Officer
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares with a nominal value of 25 pence each ("Shares") GB0031348658
b)	Nature of the transaction
The trustee of the Barclays Group Share Incentive Plan notified Barclays PLC that it acquired and now holds Shares on behalf of the individual described above.  The Shares acquired include an allocation of Shares as matching shares.

c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares received
		£1.86004	54
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2018-07-09
f)	Place of the transaction	London Stock Exchange (XLON)

For further information please contact:

Investor Relations	Media Relations
Lisa Bartrip	Tom Hoskin
+44 (0)20 7773 0708	+44 (0)20 7116 4755

Exhibit No. 3

20 July 2018

Barclays PLC

Barclays achieves full deconsolidation of Barclays Africa Group Limited for regulatory purposes

Barclays announces that the PRA has confirmed its non-objection to Barclays fully deconsolidating Barclays Africa Group Limited (BAGL) for regulatory purposes effective 30 June 2018.  Barclays has been applying proportional consolidation for regulatory purposes since Q2 2017. Barclays' shareholding in BAGL of 14.9% will now be treated as a 250% risk-weighted asset.

The full deconsolidation of BAGL for regulatory purposes results in a pro forma positive impact on the Group's 31 March 2018 Common Equity Tier 1 ratio of approximately 10 basis points.

 -ENDS-

For further information, please contact:

Investor Relations	Media Relations
Lisa Bartrip	Tom Hoskin
+44 (0) 20 7773 0708	+44 (0) 20 7116 4755
About Barclays

Barclays is a transatlantic consumer and wholesale bank, offering products and services across personal, corporate and investment banking, credit cards and wealth management, with a strong presence in our two home markets of the UK and the US.

With over 325 years of history and expertise in banking, Barclays operates in over 40 countries and employs approximately 80,000 people. Barclays moves, lends, invests and protects money for customers and clients worldwide.

For further information about Barclays, please visit our website home.barclays

Exhibit No. 4

BLOCK LISTING SIX MONTHLY RETURN

Date:  24 July 2018

Name of applicant:	BARCLAYS PLC
Period of return:	From 1 January 2018 - 30 June 2018
Name of scheme:	Renewed 1981 & 1991 SAYE Share Option Scheme	Barclays Group Share Incentive Plan	Barclays Group Share Value Plan	Barclays Long Term Incentive Plan
Class of unallotted securities	Ordinary shares of 0.25p each	Ordinary shares of 0.25p each	Ordinary shares of 0.25p each	Ordinary shares of 0.25p each
Balance of unallotted securities under scheme(s) from previous return:	29,948,895	13,874,163	1,744,652	23,024,521
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):	0	0	0	0
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):	8,359,608	8,792,195	34,804	387,943
Equals: Balance under scheme(s) not yet issued/allotted at end of period:	21,589,287	5,081,968	1,709,848	22,636,578
Name of contact:	Garth Wright
Telephone number of contact:	020 7116 3170